

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAY - 7 2010
WASH. D.C. 193 SECTION
10015675

April 22, 2010

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the unaudited financial statements for the 1st quarter 2010 that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand (SET).

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

Yours sincerely,
Bangkok Bank Public Company Limited

Ayuth Krishnamara
Executive Vice President

Tel. (662) 230-2365
Fax (662) 230-1573

5/11



Ref: AFD.FA.FS 28/2553
April 20, 2010

The President
The Stock Exchange of Thailand

Dear Sir,

Re: Submission of the unreviewed financial statements for the quarter ended March 31, 2010

We are pleased to submit herewith, the unreviewed financial statements of the Bank, and Form F45-3 for the quarter ended March 31, 2010, one copy each in Thai and in English as follows:

Document No. 1	Balance Sheet as at March 31, 2010 compared with Balance Sheet as at December 31, 2009
Document No. 2	Statements of Income for the quarters ended March 31, 2010, December 31, 2009 and March 31, 2009
Document No. 3	Summary of Financial Results for the quarter ended March 31, 2010

Please be informed accordingly.

Sincerely yours,
Bangkok Bank Public Company Limited

(Prasert Wangrattanapranee)
Executive Vice President

ธนาคารกรุงเทพ จำกัด (มหาชน) (ทะเบียนเลขที่ 0107536000374)
333 ถนนสีลม เขตบางรัก กรุงเทพฯ 10500 โทรศัพท์ 0 2685 7875 โทรสาร 0 2685 7859 www.bangkokbank.com
Bangkok Bank Public Company Limited (Registration No. 0107536000374)
333 Silom Road Bangrak Bangkok 10500 Thailand Tel. (66) 2685 7875 Fax (66) 2685 7859 www.bangkokbank.com



Document no. 1

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	March 31, 2010	December 31, 2009	Increase (Decrease) %	March 31, 2010	December 31, 2009	Increase (Decrease) %
ASSETS						
CASH	31,563,706	35,779,903	(11.8)	31,473,279	35,675,087	(11.8)
INTERBANK AND MONEY MARKET ITEMS						
Domestic items						
Interest bearing	166,104,551	133,878,073	24.1	165,534,248	133,028,764	24.4
Non-interest bearing	11,299,311	7,814,131	44.6	10,033,391	7,685,197	30.6
Foreign items						
Interest bearing	74,037,049	74,013,875	0.0	64,871,677	72,119,531	(10.0)
Non-interest bearing	15,568,628	15,068,741	3.3	15,062,069	10,565,376	42.6
Total interbank and money market items, net	267,009,539	230,774,820	15.7	255,501,385	223,398,868	14.4
INVESTMENTS						
Current investments, net	86,182,206	109,428,337	(21.2)	84,383,062	108,439,679	(22.2)
Long-term investments, net	243,146,281	233,149,997	4.3	240,330,248	231,205,939	3.9
Investments in subsidiaries and associated companies, net	579,836	562,529	3.1	25,594,599	25,595,920	(0.0)
Total investments, net	329,908,323	343,140,863	(3.9)	350,307,909	365,241,538	(4.1)
LOANS AND ACCRUED INTEREST RECEIVABLE						
Loans	1,146,018,488	1,143,287,493	0.2	1,101,559,187	1,101,344,631	0.0
Accrued interest receivable	1,934,509	2,173,410	(11.0)	1,841,190	2,088,182	(11.8)
Total loans and accrued interest receivable	1,147,952,997	1,145,460,903	0.2	1,103,400,377	1,103,432,813	(0.0)
Less Allowance for doubtful accounts	(62,571,613)	(60,516,855)	3.4	(60,128,133)	(58,113,541)	3.5
Less Revaluation allowance for debt restructuring	(4,394,743)	(4,628,067)	(5.0)	(4,394,744)	(4,628,067)	(5.0)
Total loans and accrued interest receivable, net	1,080,986,641	1,080,315,981	0.1	1,038,877,500	1,040,691,205	(0.2)
PROPERTIES FOR SALE, NET	32,021,725	33,568,848	(4.6)	26,678,075	27,504,229	(3.0)
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	431,304	414,254	4.1	431,304	414,254	4.1
PREMISES AND EQUIPMENT, NET	29,062,684	29,504,043	(1.5)	28,755,445	29,205,437	(1.5)
DERIVATIVE REVALUATION	9,491,415	6,445,899	47.2	9,397,862	6,437,655	46.0
OTHER ASSETS, NET	10,622,468	11,987,005	(11.4)	10,178,228	11,624,145	(12.4)
TOTAL ASSETS	1,791,097,805	1,771,931,616	1.1	1,751,600,987	1,740,192,418	0.7



BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	March 31, 2010	December 31, 2009	Increase (Decrease) %	March 31, 2010	December 31, 2009	Increase (Decrease) %
LIABILITIES AND SHAREHOLDERS' EQUITY						
DEPOSITS						
Deposits in Baht	1,226,580,368	1,244,108,085	(1.4)	1,226,607,959	1,244,107,818	(1.4)
Deposits in foreign currencies	114,362,941	116,607,436	(1.9)	95,735,299	98,869,504	(3.2)
Total deposits	1,340,943,309	1,360,715,521	(1.5)	1,322,343,258	1,342,977,322	(1.5)
INTERBANK AND MONEY MARKET ITEMS						
Domestic items						
Interest bearing	56,473,697	35,782,506	57.8	56,985,768	36,734,338	55.1
Non-interest bearing	4,256,237	3,786,535	12.4	4,264,699	3,793,422	12.4
Foreign items						
Interest bearing	49,413,655	45,662,893	8.2	33,873,831	35,059,350	(3.4)
Non-interest bearing	6,065,070	4,170,025	45.4	6,154,284	4,293,064	43.4
Total interbank and money market items	116,208,659	89,401,959	30.0	101,278,582	79,880,174	26.8
LIABILITIES PAYABLE ON DEMAND	8,142,335	7,968,130	2.2	8,100,390	7,946,942	1.9
BORROWINGS						
Short-term borrowings	69,630,067	71,548,455	(2.7)	69,930,067	71,748,455	(2.5)
Long-term borrowings	8,112,913	8,574,103	(5.4)	8,112,913	8,574,103	(5.4)
Total borrowings	77,742,980	80,122,558	(3.0)	78,042,980	80,322,558	(2.8)
BANK'S LIABILITIES UNDER ACCEPTANCES	431,304	414,254	4.1	431,304	414,254	4.1
PROVISIONS FOR CONTINGENCIES	4,444,733	4,400,723	1.0	4,444,733	4,400,723	1.0
DERIVATIVE REVALUATION	6,435,066	4,792,988	34.3	6,343,976	4,783,366	32.6
OTHER LIABILITIES	30,500,512	26,653,753	14.4	27,311,011	24,751,470	10.3
TOTAL LIABILITIES	1,584,848,898	1,574,469,886	0.7	1,548,296,234	1,545,476,809	0.2



BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	March 31, 2010	December 31, 2009	Increase (Decrease) %	March 31, 2010	December 31, 2009	Increase (Decrease) %
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)						
SHAREHOLDERS' EQUITY						
SHARE CAPITAL						
Registered share capital						
1,655,000 preferred shares of Baht 10 each	16,550	16,550	-	16,550	16,550	-
3,998,345,000 ordinary shares of Baht 10 each	39,983,450	39,983,450	-	39,983,450	39,983,450	-
Issued and paid-up share capital						
1,908,842,894 ordinary shares of Baht 10 each	19,088,429	19,088,429	-	19,088,429	19,088,429	-
PREMIUM ON ORDINARY SHARE CAPITAL	56,346,232	56,346,232	-	56,346,232	56,346,232	-
UNREALIZED INCREMENT PER LAND APPRAISAL	10,191,315	10,191,315	-	10,191,315	10,191,315	-
UNREALIZED INCREMENT PER PREMISES APPRAISAL	4,368,297	4,590,840	(4.8)	4,368,297	4,590,840	(4.8)
UNREALIZED GAINS ON INVESTMENT	16,621,332	13,158,418	26.3	16,635,819	13,175,307	26.3
FOREIGN EXCHANGE ADJUSTMENT	(2,811,184)	(2,071,785)	35.7	(1,405,005)	(1,198,051)	17.3
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE	45,400	45,400	-	-	-	-
RETAINED EARNINGS						
Appropriated						
Legal reserve	14,000,000	14,000,000	-	14,000,000	14,000,000	-
Others	56,500,000	56,500,000	-	56,500,000	56,500,000	-
Unappropriated	31,182,310	24,927,283	25.1	27,579,666	22,021,537	25.2
TOTAL	205,532,131	196,776,132	4.4	203,304,753	194,715,609	4.4
MINORITY INTEREST	716,776	685,598	4.5	-	-	-
TOTAL SHAREHOLDERS' EQUITY	206,248,907	197,461,730	4.5	203,304,753	194,715,609	4.4
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,791,097,805	1,771,931,616	1.1	1,751,600,987	1,740,192,418	0.7
OFF-BALANCE SHEET ITEMS CONTINGENCIES						
AVALS TO BILLS AND GUARANTEES OF LOANS	7,409,064	6,748,343	9.8	7,238,725	6,575,621	10.1
LIABILITY UNDER UNMATURED IMPORT BILLS	10,547,488	11,570,792	(8.8)	10,401,992	11,194,671	(7.1)
LETTERS OF CREDIT	31,333,831	29,775,066	5.2	30,114,541	29,286,016	2.8
OTHER CONTINGENCIES	972,707,024	987,266,165	(1.5)	969,086,153	985,194,359	(1.6)



Document no. 2

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE QUARTERS ENDED
(UNAUDITED)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS				SEPARATE FINANCIAL STATEMENTS			
	March 31, 2010	December 31, 2009	Increase (Decrease) %	March 31, 2009	March 31, 2010	December 31, 2009	Increase (Decrease) %	March 31, 2009
Interest and dividend income								
Interest on loans	12,641,342	12,684,949	(0.3)	14,905,799	12,277,138	12,562,485	(2.3)	14,796,884
Interest on interbank and money market items	583,964	775,548	(24.7)	583,969	551,283	583,816	(5.6)	556,293
Investments	2,005,174	1,969,766	1.8	2,250,162	2,026,418	1,948,954	4.0	2,325,057
Total interest and dividend income	15,230,480	15,430,263	(1.3)	17,739,930	14,854,839	15,095,255	(1.6)	17,678,234
Interest expenses								
Interest on deposits	2,035,709	2,226,792	(8.6)	4,411,151	1,950,295	2,150,155	(9.3)	4,324,206
Interest on interbank and money market items	307,895	247,424	24.4	243,782	238,898	242,220	(1.4)	233,280
Interest on short-term borrowings	200,494	197,433	1.6	571,878	201,618	198,382	1.6	561,019
Interest on long-term borrowings	348,462	353,108	(1.3)	369,284	348,462	353,108	(1.3)	369,284
Total interest expenses	2,892,560	3,024,757	(4.4)	5,596,095	2,739,273	2,943,865	(6.9)	5,487,789
Net interest and dividend income	12,337,920	12,405,506	(0.5)	12,143,835	12,115,566	12,151,390	(0.3)	12,190,445
Bad debt and doubtful accounts	2,270,080	1,726,968	31.4	2,951,261	2,190,709	1,714,057	27.8	2,934,645
Loss on debt restructuring (reversal)	(219,548)	(60,641)	262.0	(979,767)	(219,548)	(60,641)	262.0	(979,767)
Net Interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring	10,287,388	10,739,179	(4.2)	10,172,341	10,144,405	10,497,974	(3.4)	10,235,567
Non-interest income								
Gain on investments	592,522	137,724	330.2	307,812	596,840	269,567	121.4	299,683
Gain on equity	28,781	20,613	39.6	105,771	-	-	-	-
Fees and service income								
Acceptances, aval and guarantees	32,554	17,871	82.2	20,959	32,531	17,871	82.0	20,959
Others	5,521,793	5,143,305	7.4	4,691,237	5,070,014	4,761,670	6.5	4,491,074
Gain on exchange	965,621	1,220,923	(20.9)	1,118,172	955,664	1,211,011	(21.1)	1,106,965
Gain on disposal of assets	1,126,668	498,226	126.1	214,105	220,745	-	100.0	155,284
Other income	156,980	111,741	40.5	227,850	157,623	107,773	46.3	204,512
Total non-interest income	8,424,919	7,150,403	17.8	6,685,906	7,033,417	6,367,892	10.5	6,278,477
Non-interest expenses								
Personnel expenses	3,982,212	3,769,929	5.6	3,631,046	3,672,388	3,579,602	2.6	3,506,693
Premises and equipment expenses	1,798,191	2,043,780	(12.0)	1,763,271	1,713,497	1,995,960	(14.2)	1,722,689
Taxes and duties	605,305	593,154	2.0	682,431	587,757	589,694	(0.3)	683,092
Fees and service expenses	1,233,816	1,140,909	8.1	1,073,193	1,209,904	1,150,940	5.1	1,056,112
Directors' remuneration	17,468	32,071	(45.5)	18,641	15,450	25,800	(40.1)	16,950
Contributions to the Deposit Protection Agency	1,253,843	1,228,230	2.1	1,188,842	1,253,843	1,228,230	2.1	1,188,842
Other expenses	944,958	1,716,843	(45.0)	1,374,284	878,533	1,567,661	(44.0)	1,348,756
Total non-interest expenses	9,835,793	10,524,916	(6.5)	9,731,708	9,331,372	10,137,887	(8.0)	9,523,134
Income before income tax	8,876,514	7,364,666	20.5	7,126,539	7,846,450	6,727,979	16.6	6,990,910
Income tax expenses	2,797,617	1,355,315	106.4	2,250,146	2,510,864	1,267,417	98.1	2,237,091
Net income	6,078,897	6,009,351	1.2	4,876,393	5,335,586	5,460,562	(2.3)	4,753,819
Attributable to								
Equity holders of the Bank	6,032,484	5,967,251	1.1	4,868,628	5,335,586	5,460,562	(2.3)	4,753,819
Minority interest	46,413	42,100	10.2	7,765	-	-	-	-
	6,078,897	6,009,351	1.2	4,876,393	5,335,586	5,460,562	(2.3)	4,753,819
Basic earnings per share (Baht)	3.16	3.13	1.0	2.55	2.80	2.86	(2.1)	2.49
Weighted average number of ordinary shares (Thousand shares)	1,908,843	1,908,843	-	1,908,843	1,908,843	1,908,843	-	1,908,843



Document No. 3

Summary of financial results

For the period ended March 31, 2010

Summary of significant items in the first quarter of 2010

in Million Baht

Item	Q1 '10	Q4 '09	Q1 '09	Q1 '10 compared to	
				Q4 '09	Q1 '09
Profit before provisioning and tax	10,927	9,031	9,098	1,896	1,829
Profit before tax	8,876	7,364	7,126	1,512	1,750
Corporate income tax	2,797	1,355	2,250	1,442	547
Net profit	6,079	6,009	4,876	70	1,203
Earnings per share	3.16	3.13	2.55	0.03	0.61
NII	12,338	12,405	12,144	(67)	194
NIM	2.89	2.91	2.99	(0.02)	(0.10)
ROA	1.38	1.37	1.16	0.01	0.22
ROE	12.16	12.28	11.15	(0.12)	1.01

in Million Baht

Item	Mar '10	Dec '09	Mar '10 compared to Dec '09
Loans	1,146,018	1,143,287	2,731
Deposits	1,340,943	1,360,716	(19,773)
NPLs	56,381	55,638	743

Bangkok Bank and its subsidiary companies reported preliminary results for the first quarter of 2010, with profit before tax of Baht 8.88 billion, an increase of Baht 1.51 billion or 20.5 percent compared with the fourth quarter of 2009. This was because the bank and its subsidiaries had an increase of Baht 1.28 billion in non-interest income, a decrease of Baht 689 million in non-interest expenses, and a decrease of Baht 67 million in net interest and dividend income. After taking into account corporate income tax of Baht 2.80 billion, which increased by Baht 1.44 billion or 106.4 percent from the previous quarter, the bank and its subsidiaries had a net profit of Baht 6.08 billion, an increase of Baht 70 million or 1.2 percent from the fourth quarter of 2009. The net interest margin decreased to 2.89 percent from 2.91 percent in the previous quarter. The average return on assets was 1.38 percent, and the average return on shareholders' equity was 12.16 percent.

When compared to the first quarter of 2009, the bank's profit before tax increased by Baht 1.75 billion or 24.6 percent, and net profit increased by Baht 1.20 billion or 24.7 percent. The net interest margin fell from 2.99 percent to 2.89 percent.

Earnings per share in the first quarter of 2010 increased to Baht 3.16 per share compared with Baht 3.13 per share in the previous quarter and increased from Baht 2.55 per share in the first quarter of 2009.



At the end of March 2010, the bank and its subsidiaries had total loans of Baht 1,146.02 billion, an increase of Baht 2.73 billion or 0.2 percent compared with the total loans at the end of December 2009. Deposits totaled Baht 1,340.94 billion, a decrease of Baht 19.77 billion or 1.5 percent.

Non-performing loans (NPLs) as of March 31, 2010 totaled Baht 56.38 billion, an increase of Baht 743 million or 1.3 percent from December 31, 2009.

Important items on the statement of income for the first quarter of 2010

Net interest and dividend income

in Million Baht

Item	Q1 '10	Q4 '09	Q1 '09	Q1 '10 compared to	
				Q4 '09	Q1 '09
Interest and dividend income	**15,230**	**15,430**	**17,740**	**(200)**	**(2,510)**
Loans	12,641	12,685	14,906	(44)	(2,265)
Interbank and money market items	584	775	584	(191)	-
Investments	2,005	1,970	2,250	35	(245)
Interest expenses	**2,892**	**3,025**	**5,596**	**(133)**	**(2,704)**
Deposits	2,035	2,227	4,411	(192)	(2,376)
Interbank and money market items	308	247	244	61	64
Borrowings	549	551	941	(2)	(392)
Net interest and dividend income	**12,338**	**12,405**	**12,144**	**(67)**	**194**
Net interest margin	**2.89**	**2.91**	**2.99**	**(0.02)**	**(0.10)**

In the first quarter of 2010, net interest and dividend income of the bank and its subsidiaries declined from the previous quarter by Baht 67 million or 0.5 percent to Baht 12.34 billion. Interest income from interbank and money market items declined by Baht 191 million or 24.6 percent. Interest income from loan also declined by Baht 44 million or 0.3 percent. Income from investments rose by Baht 35 million or 1.8 percent, mainly due to higher dividends. Interest expenses fell by Baht 133 million or 4.4 percent mainly from lower interest expenses on deposits. The net interest margin declined slightly from 2.91 percent to 2.89 percent.

When compared with the first quarter of 2009, the bank's net interest and dividend income for the first quarter of 2010 increased by Baht 194 million. The bank's interest income and expenses fell significantly in line with the decline in market interest rates. Interest and dividend income for this quarter fell by Baht 2.51 billion or 14.1 percent. Significant items included income from loans which fell by Baht 2.27 billion and income from investments which fell by Baht 245 million. Interest expenses fell by Baht 2.70 billion or 48.3 percent, largely due to lower deposit expenses. The net interest margin fell from 2.99 percent to 2.89 percent.



Non-interest income

in Million Baht

Item	Q1 '10	Q4 '09	Q1 '09	Q1 '10 compared to	
				Q4 '09	Q1 '09
Fees and service income	5,554	5,161	4,712	393	842
Gain (loss) on investments	592	138	308	454	284
Gain on equity	29	20	106	9	(77)
Gain on foreign exchange	966	1,221	1,118	(255)	(152)
Gain on disposal of assets	1,127	498	214	629	913
Other income	157	112	228	45	(71)
Total non-interest income	**8,425**	**7,150**	**6,686**	**1,275**	**1,739**

Non-interest income of the bank and its subsidiaries in the first quarter of 2010 continued to grow with an increase from the previous quarter by Baht 1.28 billion or 17.8 percent to Baht 8.43 billion. Significant items are as follows:

Fees and service income amounted to Baht 5.55 billion, an increase of Baht 393 million or 7.6 percent from the previous quarter due to increases in fees from electronic transactions, bancassurance, and credit card services. Gains on foreign exchange amounted to Baht 966 million, a decrease of Baht 255 million or 20.9 percent.

The gain on investments for the bank and its subsidiaries in the first quarter of 2010 was Baht 592 million, an improvement of Baht 454 million or 329.0 percent from the previous quarter. This was mainly because of gain on sales of debt securities of the bank and gain on sale of equity securities of Sinnsuptawee Asset Management Company Limited (Sinnsuptawee) .

The gain on disposal of assets in the first quarter of 2010 rose by Baht 629 million from the previous quarter to Baht 1.13 billion, mainly due to the gain on sales of Sinnsuptawee's foreclosed properties. Other income also rose by Baht 45 million to Baht 157 million.

When compared with the first quarter of 2009, non-interest income of the bank and its subsidiaries rose by Baht 1.74 billion or 26.0 percent due to an increase of Baht 842 million in fees and service income. Services contributing to the increase in fees and service income included electronic transactions, fund transfer, bancassurance, credit card services, as well as increasing fees from brokerage and fund management from the bank's subsidiaries. Gains on investments rose by Baht 284 million and gains on disposal of assets rose by Baht 913 million. Gain on foreign exchange fell by Baht 152 million and other income fell by Baht 71 million.

Non-interest expenses

in Million Baht

Item	Q1 '10	Q4 '09	Q1 '09	Q1 '10 compared to	
				Q4 '09	Q1 '09
Personnel expenses	4,000	3,802	3,650	198	350
Premises and equipment expenses	1,798	2,044	1,763	(246)	35
Taxes and duties	605	593	683	12	(78)
Fees and service expenses	1,234	1,141	1,073	93	161
Contributions to the Deposit Protection Agency	1,254	1,228	1,189	26	65
Other expenses	945	1,717	1,374	(772)	(429)
Total non-interest expenses	**9,836**	**10,525**	**9,732**	**(689)**	**104**



In the first quarter of 2010, non-interest expenses of the bank and its subsidiaries amounted to Baht 9.84 billion, a decrease of Baht 689 million or 6.5 percent compared with the fourth quarter of 2009. Significant items included a decrease of Baht 772 million or 45.0 percent in other expenses compared to the previous quarter when the bank had high expenses from sales promotions and systems development in preparation for growing the business in 2010. Premises and equipment expenses declined by Baht 246 million or 12.0 percent compared to the previous quarter when the bank had high expenses from expansion of branches and electronic services. However, personnel expenses increased by Baht 198 million or 5.2 percent, and fees and service expenses rose by Baht 93 million or 8.2 percent.

When compared to the first quarter of 2009, non-interest expenses of the bank and its subsidiaries in the first quarter of 2010 rose by Baht 104 million or 1.1 percent, mainly due to an increase of Baht 350 million or 9.6 percent in personnel expenses and fees and service expenses rose by Baht 161 million or 15.0 percent. Other expenses fell by Baht 429 million and tax expenses decreased by Baht 78 million.

Provisioning expenses

In the first quarter of 2010, provisioning expenses of the bank and its subsidiaries amounted to Baht 2.05 billion, an increase of Baht 384 million from the fourth quarter of 2009, and an increase of Baht 79 million from the first quarter of 2009.

Corporate income tax

In the first quarter of 2010, corporate income tax expenses of the bank and its subsidiaries amounted to Baht 2.80 billion, an increase of Baht 1.44 billion from the previous quarter, and an increase of Baht 547 million from the same period last year.

Important items on the balance sheet

Total Assets in Million Baht

Item	Mar '10	Dec '09	Mar '10 compared to Dec '09
Total assets	**1,791,098**	**1,771,932**	**19,166**
Net interbank and money market items	267,010	230,775	36,235
Net investments in securities	329,908	343,141	(13,233)
Loans	1,146,018	1,143,287	2,731
Net foreclosed properties	32,022	33,569	(1,547)
Derivative Revaluation	9,491	6,446	3,045

Total assets as of March 31, 2010 amounted to Baht 1,791.10 billion, an increase of Baht 19.17 billion compared with December 31, 2009. Significant items included net interbank and money market items which increased by Baht 36.24 billion to Baht 267.01 billion as a result of the management of excess liquidity of the bank and its subsidiaries. Loans increased by Baht 2.73 billion or 0.2 percent to Baht 1,146.02 billion. However, net investments in securities fell by Baht 13.23 billion or 3.9 percent to Baht 329.91 billion and net foreclosed properties fell by Baht 1.55 billion to Baht 32.02 billion.



Total liabilities

in Million Baht

Item	Mar '10	Dec '09	Mar '10 compared to Dec '09
Total liabilities	**1,584,849**	**1,574,470**	**10,379**
Deposits	1,340,943	1,360,716	(19,773)
Interbank and money market items	116,209	89,402	26,807
Borrowings	77,743	80,123	(2,380)
Other liabilities	30,500	26,654	3,846
Derivative revaluation	6,435	4,793	1,642
Shareholders' equity	**206,249**	**197,462**	**8,787**

Total liabilities, as of March 31, 2010, amounted to Baht 1,584.85 billion, an increase of Baht 10.38 billion from the end of 2009. Interbank and money market liabilities rose by Baht 26.81 billion to Baht 116.21 billion. Deposits declined by Baht 19.77 billion, or 1.5 percent, to Baht 1,340.94 billion, resulting in an increase in loan-to-deposit ratio from 84.0 percent to 85.5 percent. Borrowings fell by Baht 2.38 billion to Baht 77.74 billion, mostly from a decrease in bills of exchange (B/E).

Shareholders' equity, as of March 31, 2010, amounted to Baht 206.25 billion, an increase of Baht 8.79 billion or 4.5 percent from the amount at the end of 2009.

Classified loans and allowance for doubtful accounts

in Million Baht

	Loans and accrued interest receivable*			Allowance for doubtful accounts classified to Bank of Thailand's criteria**		
	Mar '10	Dec '09	Mar '09	Mar '10	Dec '09	Mar '09
Normal	1,058,033	1,070,895	1,044,983	6,831	6,919	6,136
Special Mentioned	33,513	18,921	35,807	377	142	332
Substandard	6,145	5,689	11,247	1,180	1,070	1,872
Doubtful	10,490	13,154	12,559	5,021	5,471	4,578
Doubtful of Loss	39,773	36,802	35,951	19,195	18,383	16,856
Total	**1,147,953**	**1,145,461**	**1,140,547**	**32,604**	**31,985**	**29,774**
Plus allowance for doubtful accounts in excess of minimum required leve				29,967	28,532	26,291
Total allowance for doubtful accounts from loan classification				**62,571**	**60,517**	**56,065**
Plus allowance for valuation from loan restructuring				4,395	4,628	5,372
Total allowance for doubtful ıccounts				**66,966**	**65,145**	**61,437**

* Excluding interbank and money market items of Baht 166.08 billion

** Excluding allowance for doubtful accounts on interbank and money market items of Baht 59 million

in Million Baht

Item	Mar '10	Dec '09	Mar '09	Mar '10 compared to	
				Dec '09	Mar '09
Non-performing loans (NPLs)*	56,381	55,638	59,720	743	(3,339)
Total loans used for NPLs ratio calculation*	1,312,102	1,276,698	1,256,904	35,404	55,198
NPLs as percentage of total loans	4.3	4.4	4.8	(0.1)	(0.5)
Loan loss reserve	66,966	65,145	61,438	1,821	5,528
Loan loss reserve coverage of NPLs	118.8	117.1	102.9	1.7	15.9

* Excluding interest receivable but including interbank and money market items

Non-performing loans (NPLs) of the bank and its subsidiaries as at the end of March 2010 increased by Baht 743 million from the end of 2009 to Baht 56.38 billion. The ratio of NPLs to total loans fell from 4.4 percent at year-end to 4.3 percent at the end of March 2010.

Provisioning expenses in the first quarter of 2010 amounted to Baht 2.05 billion and the total loan loss reserves at the end of March 2010 was Baht 66.97 billion. This exceeded the provisioning requirements of the Bank of Thailand by Baht 29.97 billion or 81.0 percent. The loan loss reserve coverage of NPLs was 118.8 percent, compared to 117.1 percent at the end of December 2009.

Capital reserves and capital adequacy ratio as required by the BOT

in Million Baht

Item	Mar '10	Dec '09	Mar '09	Mar '10 compared to	
				Dec '09	Mar '09
Tier 1 capital	153,577	153,731	142,279	(154)	11,298
Tier 2 capital	36,726	36,215	34,102	511	2,624
Total capital	**190,303**	**189,946**	**176,381**	**357**	**13,922**

As of March 31, 2010, the bank had legal capital reserves of Baht 190.30 billion, and Tier 1 capital of Baht 153.58 billion. The bank's capital adequacy ratio was approximately 15.5 percent, and the Tier 1 capital ratio was approximately 12.5 percent. With the inclusion of the net profit for the second half of 2009 and the net profit for the first quarter of 2010 and deduction of dividends to be paid in May 2010, the total capital adequacy ratio and Tier 1 capital ratio would be approximately 16.4 percent and 13.4 percent, respectively.